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                              September 15, 2022

       Lei Chen
       Chief Executive Officer
       Pinduoduo Inc.
       28/F, No. 533 Loushanguan Road, Changning District
       Shanghai, 200051
       People's Republic of China

                                                        Re: Pinduoduo Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 22, 2022
                                                            File No. 001-38591

       Dear Mr. Chen:

              We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 15, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Introduction, page 1

   1. We note your response to comment 1 and proposed revised future disclosure. In your annual report, please
disclose that legal and operational risks associated with operating in
                                                        China also apply to
your operations in Hong Kong, as PRC regulations that may not be currently applicable to
Hong Kong companies may become applicable given the PRC's
                                                        oversight of that
region. Please also discuss the regulations applicable to you in the regions in which you
operate, such as Hong Kong.
       Financial Information Related to Our VIE, page 9

   2. We note your response to comment 9 and reissue the comment in part. It appears from
 Lei Chen
FirstName
Pinduoduo LastNameLei   Chen
          Inc.
Comapany 15,
September NamePinduoduo
              2022        Inc.
September
Page 2    15, 2022 Page 2
FirstName LastName
         your disclosures on page 4 and page F-12 that Hangzhou Weimi Network Technology
         Co., Ltd. is the WFOE that is the primary beneficiary of the VIE. Please revise your schedules to disaggregate this entity.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

3. We note your response to comment 13 and reissue the comment in part. To enhance a reader's understanding of the material fluctuations in your revenues, please further explain the extent to which material changes in revenues is due to changes in volume (active buyers, merchants) and separately due to changes in prices. Please also provide a discussion of any known trends or uncertainties that you reasonably expect will have a material impact on future operating results. This could include trends related to active buyers, merchants, product offerings growth or uncertainties. Please refer to Item 303(a)
         and (b) of Regulation S-K.
Consolidated Financial Statement
2. Summary of Significant Accounting Policies
(q) Research and development expenses, page F-23, page F-23

4. We note your response to comment 15. Please explain to us how you determined that depreciation related to product improvements qualifies as research and development.
         Refer to ASC 730-10-55-2(d).
General

5. Please revise to name your PRC counsel where you state that your position is based on the advice of your PRC counsel.
6. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
         Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
         People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
         China and Hong Kong.
7. We note your response to comment 7 and proposed revised future disclosure. Please expand your discussion in Item 3, the summary risk factors, and risk factors sections to include the risk that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash beyond
         PRC government controls on currency conversion.
8. To the extent you have cash management policies that dictate how funds are transferred
 Lei Chen
Pinduoduo Inc.
September 15, 2022
Page 3
      between you, your subsidiaries, the consolidated VIE or investors, summarize the policies and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameLei Chen
                                                           Division of
Corporation Finance
Comapany NamePinduoduo Inc.
                                                           Office of Trade &
Services
September 15, 2022 Page 3
cc:       Yuting Wu
FirstName LastName